UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049093

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2015
REGISTRATIONS BRANCH
17

SEC FILE NUMBER
8- 25570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baytide Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7105 East Admiral Place
(No. and Street)

Tulsa, (City) OK (State) 74115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Beverly Young or Jeff Brown (918) 585-8150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briscoe, Burke & Grigsby, LLP
(Name – *if individual, state last, first, middle name*)

4120 East 51st Street (Address) Tulsa (City) OK (State) 74135 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Beverly Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baytide Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Beverly Young

Signature

President

Title

Kris Young

Notary Public

KRIS YOUNG
Notary Public in and for the
State of Oklahoma
Commission #07009891
My Commission expires 10/04/2015
NOTARY SEAL PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Baytide Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Baytide Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k)(2)(i) under which Baytide Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3:(2), (the "exemption provisions") and (3) Baytide Securities Corporation stated that Baytide Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Baytide Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Baytide Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Briscoe, Burke & Grigsby LLP
Certified Public Accountants

Tulsa, Oklahoma
February 27, 2015

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337

Baytide Securities Corporation

P.O. Box 580220
Tulsa, OK 74158

EXEMPTION REPORT 06/01/14 TO 12/31/14

Pursuant to SEC regulations starting June 1, 2014, Baytide Securities Corp., a non-carrying broker-dealer, has prepared this Exemption Report for the Independent Public Accountant to review.

1. The exemption under which the broker-dealer operated –
   a. Baytide Securities Corporation is claiming an exemption from Rule 15c3-3 based on (k)(2)(i).

2. A statement stating that "the broker-dealer met the exemption provisions under SEC Rule 15c3-3 throughout the year –
   a. Baytide Securities Corporation certifies that it has met the exemption provisions under SEC Rule 15c3-3 throughout the year ending December 31, 2014.

3. If the exemption was not met, the approximate date(s) that the exception(s) existed and the nature of each exception
   a. There were no exceptions for the year of 2014.

4. Documentation provided to auditor for inspection:
   a. FINRA Membership Agreement
   b. Form BD
   c. FOCUS Reports
   d. Supervisory Procedures
   e. Review of Controls
   f. Trial Balance Detail
   g. 2014 Invoices
   h. Bank Statements 1/1/2014-1/31/2015
   i. Board of Director Minutes
   j. Independent Audit Report for year ending 12/31/2013
   k. Stifel Statements Year End 2014 and January 2015
   l. Financial Statements – Excel format
   m. Accounting Responsibilities
   n. Corporate Bylaws
   o. Corporate Articles of Incorporation

Date: December 31, 2014

Beverly L. Young , Chief Compliance Officer

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Baytide Securities Corporation

We have audited the accompanying financial statements of Baytide Securities Corporation (an Oklahoma corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Baytide Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Baytide Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Members American Institute of Certified Public Accountants
4120 East 51st Street Suite 100 Tulsa, Oklahoma 74135-3633 (918) 749-8337

The Computation of Net Capital Under Rule 15c3-1 and Reconciliation Pursuant to Rule 17a-5(d)(4), has been subjected to audit procedures performed in conjunction with the audit of Baytide Securities Corporation's financial statements. The supplemental information is the responsibility of Baytide Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Briscoe, Burke & Grigsby LLP

Certified Public Accountants

Tulsa, Oklahoma
February 27, 2015

Baytide Securities Corporation

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2014

BAYTIDE SECURITIES CORPORATION

Tulsa, Oklahoma

December 31, 2014

TABLE OF CONTENTS

BAYTIDE SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2014

ASSETS

Current Assets:		
Cash	$	1,441
CRD Account		388
Marketable Securities NASD Stock		14,388
Marketable Securities - Cash equivalents Stifel		45,683
Total current assets		61,900
TOTAL ASSETS	$	61,900

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY		
Common stock, no par value; authorized 100,000 shares; issued and outstanding 100 shares	$	11,000
Paid in Capital		325,042
Retained Earnings		(259,269)
Net Income		(14,873)
Total stockholders' equity		61,900
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	61,900

See accompanying notes to financial statements.

BAYTIDE SECURITIES CORPORATION

Statement of Income

For the year ended December 31, 2014

Income	
Unrealized Gain on Stock Valuation	$ 2,627
Total sales	**2,627**
Operating expenses	
Auto Expenses	289
General and administrative expense	11,394
IT support	435
Licenses and permits	1,624
Payroll	3,039
Employee benefits	158
Professional fees	500
Taxes	61
Total operating expense	**17,500**
Net Income	**$ (14,873)**

See accompanying notes to financial statements.

BAYTIDE SECURITIES CORPORATION

Statement of Stockholders' Equity

For the year ended December 31, 2014

	Common Stock	Additional PIC	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2013	**$ 11,000**	**$ 307,154**	**$ (259,269)**	**$ 58,885**
Capital Contributions		17,888	-	17,888
Net income	-		(14,873)	(14,873)
Dividends	-	-	-	-
Balance, December 31, 2014	**$ 11,000**	**$ 325,042**	**$ (274,142)**	**$ 61,900**

See accompanying notes to financial statements.

BAYTIDE SECURITIES CORPORATION

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	(14,873)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
CRD account		388
Marketable securites valuation increase		2,627
Net cash used by operating activities		**(17,888)**
Net decrease in cash		-
Cash, beginning of year		1,441
Cash, end of year	**$**	**1,441**

See accompanying notes to financial statements.

BAYTIDE SECURITIES CORPORATION

Statement of Changes in Liabilities Subordinated to
Claims of General Creditors

For the Year Ended December 31, 2014

The Company had no liabilities subordinated to claims of general creditors during the year ended December 31, 2014 and 2013.

See accompanying notes to financial statements.

1. BAYTIDE SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2014

Note 1 - Organization and Nature of Business

Baytide Securities Corporation (the "Company"), an Oklahoma Corporation and a wholly-owned subsidiary of Baytide Petroleum, Inc. (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers brokerage services under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) related to direct participation programs for oil and gas ventures.

The Company is engaged in the sale of limited partnership interests, principally in partnerships in which its Parent acts as a general partner. The limited partnerships are generally engaged in the exploration and development of oil and gas properties. No such limited partnership interests were offered by the Company for the Parent in 2014.

Note 2 - Summary of Significant Accounting Policies

Marketable Securities Owned

Marketable securities owned are carried at fair value as determined by quoted market prices. The resulting difference between cost (determined by specific identification) and market (or fair value) is included in income. Marketable securities consist of shares in a U.S. based global stock exchange and clearinghouse which is listed on a national exchange.

Income Taxes

The Company files its tax return separately from its Parent. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation of litigation; or (3) the statue of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three years from the date of filing.

Revenue Recognition

Concession income is recognized when minimum offering investment requirements are met and escrowed funds are released to the issuer.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Note 3 - Fair Value Measurements

In accordance with U.S. GAAP, the Company categorizes its marketable securities owned recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Marketable securities owned are classified as Level 1 assets because valuations are based on quoted prices in active markets for identical assets that the Company has the ability to access.

Note 4 - Related Party Transactions

The Parent provides office space, personnel and administrative overhead for the benefit of the Company under an expense sharing agreement. These expenses represent substantially all expenses reported in the statement of income. The Parent treats payment of such expenses as capital contributions to the company.

The company entered into an auto lease agreement with the Parent as of April 1, 2012, with a term of 60 months ending March 31, 2017. Rental expense under this agreement aggregated $ 150 in 2014 and was charged to the Company by the Parent under the expense sharing agreement discussed above. The auto lease was terminated in 2014.

As described above, the Company is economically dependent on its Parent. The Company's financial position and results of operations could be significantly different if the Company was independent of its Parent.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ration may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of approximately $58,828 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no more than 15 to 1.

The Company is exempt from SEC Customer Protection Rule (Rule 15c3-3), which relates to reserves and custody of securities, under Section (k)(2)(i) of the Rule.

Note 6 - Income Taxes

The Company has net operating loss carry forwards of approximately $255,893 which may be used to offset future taxable income. These loss carry forwards expire between 2015 and 2034.

Net deferred income tax assets related to net operating loss carry forwards and unrealized appreciation on marketable securities owned of $47,124 have been fully offset by a valuation allowance due to the uncertainty of realizing future benefits. The net deferred income tax benefit of $9,424 related to the 2014 net operating loss and the change in unrealized appreciation on marketable securities owned has been fully offset by an increase in the valuation allowance. The Company uses an effective tax rate of 20% in calculating its deferred tax assets and liabilities.

Note 7 - Subsequent Events

Management has evaluated all subsequent events through February 27, 2015, the date the financial statements were available to be issued.

Supplemental Information

BAYTIDE SECURITIES CORPORATION

Computation of Net Capital Pursuant to Rule 15c3-1(1)

December 31, 2014

Computation of net capital		
Total stockholders' equity qualified for net capital		$61,900
Deductions and/or charges		
Non-allowable assets:		0
Net capital before haircuts on securities positions		$61,900
Haircuts on securities (computed, where applicable Pursuant to Rule 15c3-1(f):		
Money market mutual fund	$ 914	
Common stocks-equities	$2158	$(3,072)
Net Capital		$58,828
Aggregate Indebtedness		
Items included in statement of financial condition		$ 0
Total aggregate indebtedness		$ 0

BAYTIDE SECURITIES CORPORATION

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2014

There was no material difference in the computation of net capital under Rule 15c3-1 from the Company's computation. Also, there was no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17 A-5 Part IIA filing.